SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Chestatee Bancshares, Inc.

(Name of Issuer)

Chestatee Bancshares, Inc.
Ralph Millard Bowen	J. Philip Hester, Sr.
Marcus C. Byrd, Jr. James M. Curry	Bruce T. Howard David E. Johnson
Glennon C. Grogan	Deborah F. McLeod
James H. Grogan Andrew M. Head	William A. McRae Kim M. Mills
(Names of Person(s) Filing Statement)

Common Stock

 (Title of Class of Securities)

(CUSIP Number of Class of Securities)

J. Philip Hester, Sr.
President and Chief Executive Officer
Chestatee Bancshares, Inc.
6639 Highway 53 East
Dawsonville, Georgia 30534
(706) 216-2265

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:
Edward H. Brown, Esq. Epstein, Becker & Green, P.C. 945 East Paces Ferry Road Suite 2700 Atlanta, Georgia 30326 (404) 923-9000	Robert D. Klingler, Esq. Powell Goldstein LLP One Atlantic Center - Fourteenth Floor 1201 West Peachtree Street NW Atlanta, Georgia 30309 (404) 572-6600

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$ 4,874,573	$ 149.65

* For purposes of calculating the fee only. This amount assumes 572,133 shares of common stock of the subject company will be exchanged for 572,133 shares of Class A Preferred Stock or Class B Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2007, which was $8.52 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the      previous filing by registra-tion statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$149.65	Filing Party:	Chestatee Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	October 19, 2007

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The amendments to the articles of incorporation of Chestatee Bancshares, Inc. (“Chestatee” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 2,200 shares into the Company’s Class A Preferred Stock and the Company’s Class B Preferred Stock were approved by Chestatee’s shareholders on March 18, 2008 and became effective on March 24, 2008 upon the filing of the articles of amendment with the Georgia Secretary of State. Under the terms of the Reclassification, holders of record of between 441 and 2,200 shares of common stock will have such shares reclassified as Class A Preferred Stock, while holders of record of fewer than 441 have such shares reclassified as Class B Preferred Stock. All other shares of Chestatee common stock will remain outstanding and be unaffected by the Reclassification.

As a result of the Reclassification, 448,811 shares of Chestatee common stock held by approximately 374 shareholders of record were converted into the right to receive Class A Preferred Stock and 93,890 shares of Chestatee common stock held by approximately 411 shareholders of record were converted into the right to receive Class B Preferred Stock. Six shareholders, holding collectively 11,660 shares of Chestatee common stock, which would have otherwise been converted into 4,400 shares of Series A Preferred Stock and 660 shares of Series B Preferred Stock, exercised statutory dissenters’ rights with respect to the Reclassification. Assuming these shareholders perfect their dissenters’ rights, these shareholders are entitled to receive the fair value of such shares.

After the Reclassification, Chestatee had 2,919,420 shares of common stock outstanding, held by approximately 209 holders of record, 448,811 shares of Class A Preferred Stock, held by approximately 374 holders of record, and 93,890 shares of Class B Preferred Stock, held by approximately 411 holders of record.

SIGNATURES & POWER OF ATTORNEY

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2008	CHESTATEE BANCSHARES, INC.

By: /s/ J. Philip Hester, Sr
J. Philip Hester, Sr. President and Chief Executive Officer

Date: March 28, 2008	OTHER FILING PERSONS:

*
Ralph Millard Bowen

*
Marcus C. Byrd, Jr.

*
James M. Curry

*
Glennon C. Grogan

*
James H. Grogan

*
Andrew M. Head

/s/ J. Philip Hester, Sr.
J. Philip Hester, Sr.

*
Bruce T. Howard

*
David E. Johnson

*
Deborah F. McLeod

*
William A. McRae

*
Kim M. Mills

* By: /s/ Philip Hester, Sr., as Attorney-in-Fact